
UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 11, 2006

Mr. Paul Wiesner
Chief Financial Officer
Storm Cat Energy Corporation
1125 17th Street, Suite 2310
Denver, Colorado 80202

> **Re:** **Storm Cat Energy Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 16, 2006**
> **Response Letter Dated November 28, 2006**
> **File No. 1-32628**

Dear Mr. Wiesner:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Oil and Gas Properties, page 21

1.    Please reconcile the 2005 production level reported on page 23 of your draft amendment, amounting to 463 MMcf, with your related disclosures on pages 21 and 27, indicating that the Powder River Basin fields accounted for all of your natural gas production in 2005, and that total sales volumes amounted to 682.4 MMcf for 2005 (this figure also appears in the tabular information you report on page 69).

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with a marked copy of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief